Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the three months ended March 31:

	2011	2010
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes	$39,702	$44,171

Interest and other debt expense	13,940	12,535

Interest portion of rental expense	137	79

Earnings before fixed charges	$53,779	$56,785

Fixed charges:

Interest and other debt expense	$13,940	$12,535

Interest portion of rental expense	137	79

Capitalized interest	187	121

Total fixed charges	$14,264	$12,735

Ratio of earnings to fixed charges	3.77	4.46